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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Energy Exploration Technologies
             -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    723473104
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP NO.   723473104
            ---------

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens Group, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]


3.       SEC USE ONLY
                       ---------------------------------------------------------


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas, USA


Number of Shares Beneficially Owned by Each Reporting Person With:


5.       SOLE VOTING POWER                                  -0-


6.       SHARED VOTING POWER                          1,066,667


7.       SOLE DISPOSITIVE POWER                             -0-


8.       SHARED DISPOSITIVE POWER                     1,066,667


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        1,066,667


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                            [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9)                                            8.1%


12.      TYPE OF REPORTING PERSON                            HC


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                                  SCHEDULE 13G

CUSIP NO.   723473104
            ---------

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  SFD Investment LLC


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]


3.       SEC USE ONLY
                       ---------------------------------------------------------


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas, USA


Number of Shares Beneficially Owned by Each Reporting Person With:


5.       SOLE VOTING POWER                                  -0-


6.       SHARED VOTING POWER                          1,000,000


7.       SOLE DISPOSITIVE POWER                             -0-


8.       SHARED DISPOSITIVE POWER                     1,000,000


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        1,000,000


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                            [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9)                                            7.6%


12.      TYPE OF REPORTING PERSON                            00



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CUSIP NO.  723473104
           ---------

ITEM 1.

         (a)      Name of Issuer: Energy Exploration Technologies

         (b)      Address of Issuer's Principal Executive Offices:

                           Suite 700 Phoenix Place
                           840 7Th Avenue, S.W.
                           Calgary, Alberta, Canada  T2P 3G2
ITEM 2.

         (a)      Name of Person Filing:    Stephens Group, Inc.
                                            SFD Investment LLC

         (b)      Address of Principal Business Office or, if none, Residence

                           111 Center Street
                           Little Rock, Arkansas  72201

         (c)      Citizenship:   Arkansas, USA

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:   723473104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                                    N/A

ITEM 4. OWNERSHIP. PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a)      Amount beneficially owned:                                   1,066,667

(b)      Percent of class:                                                  8.1%

(c)      Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote:                 -0-

         (ii)     Shared power to vote or to direct the vote:         1,066,667

         (iii)    Sole power to dispose or to direct the
                  disposition of:                                           -0-

         (iv)     Shared power to dispose or to direct the
                  disposition of:                                     1,066,667

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.   [ ]

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                   N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Stephens Group, Inc. is the 75% parent of SFD Investment LLC and as such parent is reported herein as having shared power of voting and of disposition with respect to securities owned by SFD Investment LLC for its own account.

         The number of shares reported as being owned by Stephens Group, Inc. and SFD Investment LLC as of December 31, 2000 reflects the ownership by SFD Investment LLC of 800,000 of Series A Convertible Preferred Stock which can be converted into 800,000 shares of common stock of Energy Exploration Technologies ("ENXT") and 200,000 shares of common stock of ENXT. Additionally, the number of shares reported as being owned by Stephens Group, Inc. also reflects its indirect ownership of 66,667 shares of common stock of ENXT through SFD Investment II LLC, an affiliated limited liability company of which Stephens Group, Inc. is the majority owner.

         Certain individual officers of Stephens Group, Inc. or of its affiliates also have ownership interests in SFD Investment LLC, including (but not limited to) Jon E.M. Jacoby who has an 8.1% ownership interest in SFD Investment LLC and Rick Turner who has a 1.1% ownership interest in SFD Investment LLC. Mr. Jacoby and Mr. Turner also serve as Directors of ENXT.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                   N/A

ITEM 10. CERTIFICATION.

                   N/A


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2001
                                              ----------------------------------
                                              Date


                                              Stephens Group, Inc.
                                                     and
                                              SFD Investment LLC

                                              By: /s/ JON E. M. JACOBY
                                                  ------------------------------
                                                  Jon E. M. Jacoby
                                                  Executive Vice President,
                                                  Stephens Group, Inc.;
                                                  Manager, SFD Investment LLC